Explanation of Responses

(1) Upon effectiveness of the merger between the Issuer and its sole stockholder, VS Parent, Inc., on October 27, 2009:

(i)  Jeffrey Horowitz was the direct beneficial owner of 558,326 shares of Common Stock and 3,000 shares of Series A Preferred Stock.

(ii)  Helen Horowitz was the direct beneficial owner of 558,326 shares of Common Stock and 3,000 shares of Series A Preferred Stock.

(iii)  Jeffrey Horowitz April 1996 GRAT was the direct beneficial owner of 139,582 shares of Common Stock and 750 shares of Series A Preferred Stock.

(iv)  Helen Horowitz April 1996 GRAT was the direct beneficial owner of 139,582 shares of Common Stock and 750 shares of Series A Preferred Stock.

(2) Shares of Common Stock or Series A Preferred Stock directly beneficially owned by Jeffrey Horowitz.  Helen Horowitz may have been deemed to indirectly beneficially own the shares of Common Stock and Series A Preferred Stock beneficially owned by Jeffrey Horowitz, as she may have been deemed to have an indirect pecuniary interest (as that term is defined under Rule 16a-1 of the Act) in securities owned by her husband Jeffrey Horowitz.  Helen Horowitz disclaims beneficial ownership of the shares directly owned by Jeffrey Horowitz.

(3) Shares of Common Stock or Series A Preferred Stock directly beneficially owned by Helen Horowitz.  Jeffrey Horowitz may have been deemed to indirectly beneficially own the shares of Common Stock and Series A Preferred Stock beneficially owned by Helen Horowitz, as he may have been deemed to have an indirect pecuniary interest (as that term is defined under Rule 16a-1 of the Act) in securities owned by his wife Helen Horowitz.  Jeffrey Horowitz disclaims beneficial ownership of the shares directly owned by Helen Horowitz.

(4) Shares of Common Stock or Series A Preferred Stock directly beneficially owned by Jeffrey Horowitz April 1996 GRAT.  As co-trustees of Jeffrey Horowitz April 1996 GRAT, Jeffrey Horowitz and Helen Horowitz each indirectly beneficially own the shares of Common Stock and Series A Preferred Stock directly owned by Jeffrey Horowitz April 1996 GRAT.

(5) Shares of Common Stock or Series A Preferred Stock directly beneficially owned by Helen Horowitz April 1996 GRAT.  As co-trustees of Helen Horowitz April 1996 GRAT, Jeffrey Horowitz and Helen Horowitz each indirectly beneficially own the shares of Common Stock and Series A Preferred Stock directly owned by Helen Horowitz April 1996 GRAT.

(6) As of October 27, 2009, the Series A Preferred Stock was convertible into shares of Common Stock upon an initial public offering by the Issuer, subject to certain conditions.  Upon conversion, each share of Series A Preferred Stock would entitle the Reporting Person to a number of shares of Common Stock equal to the liquidation preference amount of $1,000, plus accrued and unpaid dividends, divided by the offering price per share to the public.  Any such conversion would be effected at the time of the closing of such an initial public offering.

(7) Jeffrey Horowitz, Helen Horowitz, Jeffrey Horowitz April 1996 GRAT and Helen Horowitz April 1996 GRAT are parties to a Securityholders Agreement, dated October 27, 2009 (the “Agreement”), as amended from time to time, pursuant to which Jeffrey Horowitz, Helen Horowitz, Jeffrey Horowitz April 1996 GRAT and Helen Horowitz April 1996 GRAT have agreed to vote shares of the Issuer to elect a board of directors of the Issuer that is comprised of persons designated by the securityholders who are affiliates of IPC/Vitamin, LLC, a Delaware limited liability company (“IPC”). In addition, such designated persons must comprise a majority of the directors on the board of directors of any of the subsidiaries of the Issuer and of any committee of the board of directors of the Issuer. The agreement also provides for take-along rights, which provide that if IPC elects to consummate, or to cause the Issuer to consummate, a transaction constituting a sale of the Issuer, the other securityholders must vote for, consent to, and raise no objections to the proposed transaction, and take all other actions necessary to cause the consummation of the sale on the terms proposed by IPC. In addition, the Agreement provides for co-sale rights. In addition, in the event of sales by IPC of shares of Common Stock, securityholders may under certain circumstances elect to participate in the contemplated transfer of shares by IPC. The other parties to the Agreement include (i) IPC; (ii) FdG Capital Partners LLC, a Delaware limited liability company; (iii) Blackstone Mezzanine Partners L.P., a Delaware limited partnership, (iv) Blackstone Mezzanine Holdings, L.P., a Delaware limited partnership, (v) JP Morgan Partners Global Investors, L.P., a Delaware limited partnership; (vi) JP Morgan Partners Global Investors A, L.P., a Delaware limited partnership; (vii) JP Morgan Partners Global Investors Cayman, L.P., a Cayman limited partnership; (viii) JP Morgan Partners Global Investors Cayman II, L.P., a Cayman limited partnership; (ix) JPMP Co-Invest (BHCA), L.P., a Delaware limited partnership; (x) Antares Capital Corporation, a Delaware corporation; (xi) Thomas Tolworthy; and (xii) Richard Markee.

Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed or who are otherwise party to the Agreement constitute a “group” for the purposes of Sections 13(d), 13(g) or 16 of the Act and the rules thereunder. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d), 13(g) or 16 of the Act.